United States
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                     FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


Commission File Number: 333-62911-03


                         Morgan Stanley Capital I, Inc.
                  Commercial Mortage Pass-Through Certificates
                                 Series 1999-WF1

(Exact name of registrant as specified in its charter)


  c/o Norwest Bank Minnesota, N.A.
  11000 Broken Land Parkway

  Columbia, Maryland  21044
  (410) 884-2000


(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          A-1

          A-2

          B

          C

          D

          E

          F

          G

          H

          J

          K

          L

          M

          N

          O

          R-I

          R-II

          R-III

          X

(Title of each class of securities covered by this Form)


                                      None


(Titles of all other classes of securities for which duty to file reports under section 13(a) or 15(d) remains)




Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


    Rule 12g-4(a)(1)(i)   / /

    Rule 12g-4(a)(1)(ii)  / /

    Rule 12g-4(a)(2)(i)   / /

    Rule 12g-4(a)(2)(ii)  / /

    Rule 15d-6            /X/

    Rule 12h-3(b)(1)(i)   /X/

    Rule 12h-3(b)(1)(ii)  / /

    Rule 12h-3(b)(2)(i)   / /

    Rule 12h-3(b)(2)(ii)  / /

Approximate number of holders of record as of the certification or notice date:

                                       135


Pursuant to the requirements of the Securities Exchange Act of 1934,


                         Morgan Stanley Capital I, Inc.
                  Commercial Mortage Pass-Through Certificates
                                 Series 1999-WF1

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


  Date:                            01/24/2000

  By: /S/         Sherri J. Sharps, Vice President


Instruction: This form is required by Rules 12g-4,12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, onde of which shall be signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.